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Re:	Corning Incorporated
Form 10-K for the Year Ended December 31, 2021
Filed February 14, 2022
File No. 001-03247

Dear Ms. Donahue:

On behalf of our client, Corning Incorporated (the “Company”), this letter confirms my telephone conversation with you on May 25, 2022 regarding the Company’s request for an extension of time to respond to the comment letter dated May 24, 2022 from the Staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about June 27, 2022.

Please contact me at (202) 637-1073 if you have any questions regarding this matter.

Sincerely,

/s/ Julia A Thompson
Julia A Thompson
of LATHAM & WATKINS LLP
cc:	Jennifer Angelini, Securities and Exchange Commission
Edward A. Schlesinger, Corning Incorporated
Linda E. Jolly, Corning Incorporated